Vontier Corporation

5438 Wade Park Boulevard, Suite 600

Raleigh, North Carolina 27607

December 8, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F St. Street, NE

Washington, D.C. 20549

Re:	Vontier Corporation (the “Company”)

Registration Statement on Form S-4

Filed on November 19, 2021

File No. 333-261232

Ladies and Gentlemen:

Pursuant to Rules 460 and 461 under the Securities Act of 1933, as amended, the Company and each of the Company’s guarantor subsidiaries listed on the signature page hereto (together with the Company, the “Registrants”) hereby request acceleration of effectiveness of their registration statement on Form S-4 (File No. 333-261232), to 4:00 p.m., Eastern Time, on Friday, December 10, 2021 or as soon as practicable thereafter.

In connection with this request, the Registrants acknowledge that:

(1) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3) the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company requests that it be notified of such effectiveness by a telephone call to Justin R. Salon of Morrison & Foerster LLP, counsel to the Registrants, at (202) 887-8785.

Sincerely,

VONTIER CORPORATION

By:	/s/ Courtney S. Kamlet
Name: Courtney S. Kamlet
Title: Vice President and Corporate Secretary

GILBARCO INC.
MATCO TOOLS CORPORATION

By:	/s/ Tim Reynolds
Name: Tim Reynolds
Title: Vice President, Treasury and Treasurer, Director